Exhibit B

May 13, 2009

VIA EMAIL

The Board of Directors

Mac-Gray Corporation

c/o Linda A. Serafini, Secretary

404 Wyman Street, Suite 400

Waltham, MA 02451

Re: Conduct of the 2009 Annual Meeting of Mac-Gray Corporation

Dear Members of the Board:

We are writing on behalf of Fairview Capital Investment Management, LLC and Darlington Partners, L.P. We hereby file a formal protest regarding the conduct of the 2009 Annual Meeting of Stockholders of Mac-Gray Corporation and demand that the proxies for 964,950 shares delivered after the purported closing of the polls be included in the final vote count.

There are a number of actions taken at or in connection with the Annual Meeting that we believe constitute actionable misconduct by the Company and the Chairman of the Annual Meeting, Stewart G. MacDonald, Jr.

As we publicly stated to Mr. MacDonald prior to the closing of the polls at the Annual Meeting, it was our understanding that Mac-Gray’s third-largest institutional stockholder had provided voting instructions to its voting agent, and that the voting agent in turn had submitted these voting instructions to Broadridge for processing, on May 7, 2009. However, as we stated, a substantial portion of these votes had not been processed by Broadridge prior to the commencement of the Annual Meeting due to vote processing difficulties.

As we stated at the Annual Meeting, we and the institutional investor whose votes had not yet been processed by Broadridge were requesting that the polls remain open for a period of at least one hour so the vote processing difficulties could be resolved. We also stated that Broadridge was making every effort to ensure that these votes were processed for timely submission before the polls closed.

Thereafter, Mr. MacDonald appeared to confer with counsel. However, Mr. MacDonald did not appear to confer with any of the other members of the Board, all of whom were present at the Annual Meeting. The Board did not hold a meeting to discuss the question of holding the polls open or any other matters.

Mr. MacDonald then announced to the Annual Meeting that the polls would remain open. A few minutes later, Mr. MacDonald announced that the polls were now closed. Mr. MacDonald did not announce the polls would close at a particular time, as specifically required by Delaware General Corporation Law Section 231(c), and therefore Mr. MacDonald’s decision to close the polls was invalid under Delaware law.

Mr. MacDonald closed the polls over the vigorous objections of numerous significant stockholders present at the meeting. At no time did Mr. MacDonald ask for a vote of the stockholders present in person or by proxy to determine whether or not the stockholders desired that the polls be closed.

At no time did Mr. MacDonald provide any reason whatsoever as to why the polls were closed, or why the polls could not remain open for an additional period of time to allow the vote processing difficulties to be corrected and the votes cast.

Finally, to our knowledge, between the time our request was made to hold the polls open, and the time that the polls were closed by Mr. MacDonald, no attempt was made by Mr. MacDonald, the representatives of Mac-Gray or any of their numerous counsel, proxy solicitors or other representatives present at the meeting, to validate our warning that vote processing difficulties were preventing one of Mac-Gray’s largest stockholders from voting its shares.

As you know, Mr. MacDonald was one of the incumbent directors up for re-election at the Annual Meeting. As a candidate for election, Mr. MacDonald’s unilateral decision to close the polls, without prior approval by the independent directors or stockholders, constitutes a clear conflict of interest, a violation of Mac-Gray’s own corporate governance policies regarding conflicts of interest, and a breach of Mr. MacDonald’s fiduciary duty to allow all stockholders a reasonable opportunity to exercise their voting franchise.

It appears that Mr. MacDonald’s decision to close the polls prematurely was made for the primary purpose of impeding the exercise of the stockholder franchise in a contested election of directors, and was without any justification whatsoever. Therefore, his decision would not survive scrutiny under Delaware law and would be invalidated.

Shortly after Mr. MacDonald purportedly closed the polls, the vote processing difficulties were resolved, and proxies for an additional 964,950 shares were delivered to the independent inspector of elections. These proxies represent 7.2% of Mac-Gray’s outstanding common shares. Virtually all of these proxies were voted for both of Fairview’s nominees and in favor of the two stockholder proposals regarding majority voting and declassification of the Board.

Failure to include these shares in the vote totals will disenfranchise stockholders. The Board has an opportunity to do the right thing here. Otherwise, it will further alienate its shareholder base.

We hereby demand that the Board take immediate action to ensure that the proxies for these 964,950 shares of Mac-Gray stock are included in the final vote totals for the actions voted on at the Annual Meeting. Inclusion of these shares in the vote totals would likely affect the final outcome of the vote on the stockholder proposal regarding declassification of the Board, and may affect the outcome of the election of directors. Accordingly, it is critical that the Board take this action immediately.

We look forward to a prompt response from the independent members of the Board regarding this matter.

Sincerely,

Scott W. Clark	Andrew F. Mathieson

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